Exhibit 15.2

1810 Chapel Avenue West Suite 200 Cherry Hill, N.J. 08002 (856) 382-8550 www.lexnovalaw.com	Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com

LIMITED LIABILITY COMPANY

June 21, 2021

Filed Via EDGAR with copy by email

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	AHP Title Holdings LLC
Amendment No. 1 to Offering Statement on Form 1-A
Filed on April 12, 2021
File No. 024-11415

Dear Sir/Madam:

This is in response to your letter of May 8, 2021. We have copied below the comments from your letter and provided the company’s response below each comment.

Also enclosed are clean and blacklined versions of the Offering Statement and other documents, reflecting the changes we have made in response to your comments.

This letter, the Offering Statement, and the related documents have also been filed through EDGAR.

Your Comment #1 – Amendment No. 1 to Offering Statement on Form 1-A

Part II and III

Summary of Our Business and the Offering, page 1

We note your statement on page 1 that your technology will offer a faster, more efficient, digital title, closing, mortgage and real estate experience. Please provide your basis for that statement or revise to state this as your belief.

Our Response:

We have revised the disclosure.

Your Comment #2 – Summary of Our Business and the Offering, page 1

We note your disclosure on page 3 that you “will try to return to Investors all of their capital no later than the fifth anniversary of the purchase date, assuming sufficient cash flow.” Please clarify what you mean by this disclosure because it appears that you may be planning to repurchase the securities from investors. To the extent you are planning on repurchasing the securities, please also briefly explain how you will conduct the repurchases, including an analysis as to whether it will be a tender offer. In the alternative, if you are simply referring to the 7% per year annual return referenced on the same page, clarify how paying a 7% return would result in a “return of capital” in 5 years. In this regard, we also note your disclosure on page 30 where you state that you intend to pay a 10% return to investors and that you will make distributions “to Investors until they have received all of their invested capital.”

Our Response:

We have clarified the disclosure.

The Company is not planning to repurchase the securities.

I cannot find the statement you refer to about paying a 10% return to investors.

Your Comment #3 – Summary of Our Business and the Offering, page 1

We note that you describe your LLC Agreement dated March 26, 2020 in the limitation on Rights in LLC Agreement section on page 8. However, the most recent agreement filed with this offering statement is dated December 18, 2020. Pleaser revise for consistency or advise. In addition, the amended agreement does not appear to prohibit investors from transferring their shares, but rather gives you the right of first refusal to purchase these shares. Finally, there is no discussion of this limitation in the Summary of LLC Agreement on page 38. Please advise and/or revise your disclosure in all appropriate sections of the offering statement.

Our Response:

We have corrected the date of the LLC Agreement.

Section 8.1.1 of the LLC Agreement provides “Except as provided in section 8.1.2, section 8.1.3 or the terms of an Authorizing Resolution, Investor Shares may not generally be transferred without the consent of the Board. Any attempted sale, transfer, or encumbrance not permitted by this Article 8 shall be null and void and of no force or effect.”

The limitation on transfers is discussed in “Securities Being Offered—Transfers.” Per the general rules concerning disclosure, we do not think it is necessary to repeat that discussion.

Your Comment #4 – Part I, Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings, page 1

We note that in Part I the number of securities offered is listed as 7,500,000 as a price of $10, with the aggregate offering price of $50 million. We also note that in Part II of the offering statement you disclose that you plan to sell 5 million shares at $10 per share. Please revise for consistency.

Our Response:

We have revised throughout to provide that we are seeking to raise $75,000,000.

Your Comment #5 – Limitation on Rights in LLC Agreement, page 8

We note your statement on page 10 that “[y]ou must hire your own lawyer (at your own expense) if you want your interests to be represented.” Please remove this statement because potential investors are not required to hire their own lawyers in connection with the LLC Agreement described here.

Our Response:

The risk factor states “The lawyer who prepared the LLC Agreement, the Investment Agreement, and this Offering Circular represents us, not you. You must hire your own lawyer (at your own expense) if you want your interests to be represented [emphasis added].” This is an absolutely correct statement of fact.

Your Comment #6 – Forum Selection Provision, page 9

We note that your forum selection provision in the limited liability company agreement identifies a state or federal court located within the State of Delaware as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Our Response:

We have added to the risk factor addressing forum selection.

Your Comment #7 – Our Company and Business, page 12

Please revise this section to describe the current state of your business. In this regard we note your disclosure on page 4 that “as of the date of this Offering Circular the Company does not own any Mortgage Loans, has not made any credit improvement loans, and has no title insurance customers.” Revise throughout to make disclosure about your operations prospective in nature as you do not appear to have begun operations. By way of example only, we note your disclosure on page 19 discussing “one way [you] liquidate the loans in our portfolio,” that [you] continue to improve our internal systems and to adopt new systems, including the proprietary pricing model [you] began to use in June 2015” and the statement that [you] rely heavily on these systems.” In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan. Clarify if additional financing is needed for these plans, and whether or not that financing is currently available to you.

Our Response:

We have revised the disclosure, including the risk factor addressing the failure to raise enough capital.

Your Comment #8 – Our Company and Business, page 12

We note that in several places, including on page 12, you refer to your ‘proprietary model.” Please briefly describe what your proprietary model is.

Our Response:

The proprietary model for pricing non-performing loans takes into account such factors as location, foreclosure status, length of delinquency, property condition, property value.

Your Comment #9 – Our Company and Business, page 12

Please refer to page 25 and disclose if you already identified people who will serve in the key positions listed. State if you own or lease your office. In additions, disclose the number of your employees, not a combined number of employees of the company “and its affiliates.”

Our Response:

We have revised the disclosure.

Your Comment #10 – Our Company and Business, page 12

Please add a government regulation discussion to your business section. Refer to Item 7(a)(2) of Form 1-A. In this regard, we note your statement on page 5 that “both of [your] businesses are heavily regulated.”

Our Response:

We have added a subsection with respect to each business.

Your Comment #11 – Our Company and Business, page 12

It appears based on your disclosure on page 6 that you plan to concentrate your business on specific states. Please revise your business section to reflect this plan or advise.

Our Response:

We have added a sentence indicating that the Company intends to focus its title insurance business on 25 states initially.

Your Comment #12 -

We note your disclosure on page 16 that Title Direct might borrow money to buy mortgage loans and that the amounts of the borrowing “typically does not exceed 70% of the price.” Because you do not currently appear to be operational, please remove the work “typically” or advise. In addition, expand your disclosure to explain where the remaining 30% of the price would come from if you were to borrow money to buy mortgage loans.

Our Response:

We have revised the disclosure.

Your Comment #13 – Restrictions on Loans, page 13

We note the disclosure that due to restrictions imposed by Vermont insurance regulations that Title Direct will invest only in loans that are fully performing, re-performing, or guaranteed by the Federal Government. However, we note the disclosure on page 12 that you expect that at least 70% of the loans you buy in the first year will be non-performing. Please revise for consistency throughout or advise.

Our Response:

We have revised the disclosure to clarify that the Company, AHP Title Holdings LLC, will invest primarily in non-performing Mortgage Loans, while the regulated company, AHP Title Direct, Inc., will invest primarily in performing Mortgage Loans.

Your Comment #14 – New Technologies, page 22

Please explain your reference to blockchain technology here or remove it.

Our Response:

The word “blockchain” is used in three sentences:

•	“Although the new technology of blockchain holds some promise, no government has developed an infallible system.”

•	“For example, we intend to explore the use of blockchain technology to reduce the risk of human error and vastly speed up title searches.”
•	“These title agencies’ customers would be the types of entities most able to benefit from our capabilities in automated underwriting, artificial intelligence and blockchain solutions.”

These references to blockchain technology and the possible use of blockchain technology in title insurance seem plain on their face. We are not understanding your request to explain the references.

Your Comment #15 – Our Company and Business, Capital Requirements, page 23

You disclose that you are required to maintain at least $5 million in capital stock invested in certain investments. We further note that you recorded title revenues from related parties. Revise your disclosures to discuss how this capital requirement has impacted or will impact your operations, including your plan to meet this requirement, and your timeline for doing so. Considering that you have not yet appeared to meet the capital requirement, revise to discuss how you are able to operate (and recognize revenue) without having met these capital requirements.

Our Response:

The related party revenue was paid for title searches, not title insurance. Preparing title searches does not require a license.

We have revised the disclosure to provide that the Offering will terminate if, by October 31, 2021, the Company has not acquired Gulf Coast Title Insurance Company and raised at least $3.5M.

Your Comment #16 – Leverage, page 27

In the event you are unable to borrow money form the FHLBB, please discuss what other sources of financing you will use.

Our Response:

We have revised the disclosure to clarify that Title Direct might borrow from banks and other traditional lenders as well as from the FHLBB.

Your Comment #17 – Past Performance: Our Track Record So Far, page28

Please advise why you included a section that describes the past business activities of your “affiliates.” If these are not your activities or activities of your subsidiaries, remove this section in its entirety.

Our Response:

Please refer to Item 8 of SEC Industry Guide 5, which states “A narrative summary of the “track record” or prior performance of programs sponsored by the General Partner and its affiliates (“sponsors”) containing the information set forth below should be included in the text of the prospectus [emphasis added].”

As described in the text of the Offering Circular, the section in question sets for the performance of companies that are (i) engaged in the purchase and resolution of non-performing loans, one of the businesses in which the Company will be engaged, and (ii) managed by exactly the same individuals who mange the Company. This information is extremely relevant to potential investors. Indeed, the failure to include this information would likely violate section 12 of the Securities Act.

Your Comment #18 – Mandatory Withdrawals, page 32

Please provide us with the legal basis for your statements that you may require an investor to sell all or a portion of all Series A Preferred stock back to the company in the event that (1) you believe the investor made a material misrepresentation to the company of (2) if legal or regulatory proceedings are commenced or threatened against the company or any of its members arising from or relating to the investor’s interest in the company.

Our Response:

Please see section 8.6.2 of the LLC Agreement.

Your Comment #19 – Estimated Use of Proceeds, page 37

Please disclose that you mean by “capital stock” as one of the line items in your use of proceeds table.

Our Response:

This refers to the capital requirements of AHP Title Direct, Inc. We have revised the caption.

Your Comment #20 – Management Discussion, page 46

Please revise your disclosure to discuss both the related party revenues reported in your statement of operations and the Due to a Related Party liability on your balance sheet. Bridge this discussion with your statement that you have no operating results.

Our Response:

We have revised the disclosure.

Your Comment #21 – Management Discussion, page 46

Please revise your operating results to discuss any potential liabilities associated with title insurance sold or tell us why no residual risk associated with your related party revenues remains.

Our Response:

As noted above, the Company performed title searches but did not provide title insurance. The Company believes there is no residual risk from performing these title searches.

Your Comment #22 – Management Discussion, page 46

Please revise to disclosures to discuss how you intend to fund the purchase of Gulf Coast Title Insurance Company from Agents National Title Insurance Company in the event you do not raise enough money through this offering. Disclose if the use of proceeds from this offering will be prioritized for this acquisition over other items. Disclose when you anticipate closing the purchase. Also, disclose how your purchase of Gulf Coast impacts the Master Services Agreement that you and ANTIC entered into on the same date as the purchase agreement.

Our Response:

We have revised the disclosures.

Your Comment #23 – Management Discussion, Plan of Operation, page 46

We note your disclosure that regardless of whether you raise $50 million in this offering, you “believe that [you] have access to sufficient capital resources to begin operating [your] title insurance business.” Please disclose the source of such funding.

Our Response:

The capital would be obtained from private individuals and other investors.

Your Comment #24 – Directors, Officers, and Significant Employees, Business Experience, page 47

For each of the officers and directors listed in this section, expand the disclosure to detail their business experience in the last five years, including specific positions held and names of organizations/corporation, in which such occupations and employment were carried out. Refer to Item 10(c) of Form 1-A

Our Response:

We have provided additional disclosures.

Your Comment #25 – Compensation of Directors and Executive officers, page 50

Please include compensation of executive officers and directors for your last completed fiscal year. Refer to Item 11 of Form 1-A.

Our Response:

The company’s most recent fiscal year began on March 26, 2020, when the company was formed, and ended on December 31, 2020. No one received any compensation from the company during that fiscal year.

We have revised the disclosure in a manner we believe will be most useful to prospective investors.

Your Comment #26 Security Ownership of Management and Certain Securityholders, page 51

Please include information about security ownership in the format specified in Item 12 of Form 1-A. In addition, make sure that the information in this section is consistent with your disclosure on page 28 where you state that your common shares “are and will continue to be owned by AHP and its affiliates.” In this regard, please include an organizational chart in the Summary section showing the company and its subsidiaries, including ownership interest in each entity, after this offering.

Our Response:

We have revised the disclosures and added an organizational chart.

Please note that Item 12 of Form 1-A requires disclosure of voting securities. The Company does not have any voting securities.

Your Comment #27 Security Ownership of Management and Certain Securityholders, page 51

We note your disclosure here that American Homeowner Preservation, Inc. (“AHP”) owns 100% of our shares. We also note that according to the Recent Sales section of Part I of the Form 1-A, AHP Servicing LLC holds 23,105,404 Class A shares. Please revise your disclosure for consistency or advise.

Our Response:

The information in Item 6 is not about ownership of the Company. It is about the offering conducted by AHP Servicing LLC as the issuer. It says that AHP Servicing LLC has sold $23,105,404.22 of its own Class A Investor Shares,

Your Comment #28 – Interest of Management and Others in Certain Transactions, page 52

Please include the two related party transactions listed on page F-10 in this section. Refer to Item 13(a) of Form 1-A.

Our Response:

We have revised the disclosures.

Your Comment #29 – Signatures, page 55

Please have your principal accounting officer sign the offering statement. If the same person signed in more than one capacity, please indicate each capacity in which he or she signed.

Our Response:

Craig Lindauer, the Chief Financial Officer of the Company, signed the Offering Statement and his capacity was noted.

Your Comment #30 – Note 2: Summary of Significant Accounting Policies, page F-8

Please revise to address how you account for title insurance claims expense and related liabilities. Address whether or not you have paid title insurance claims expense for the periods presented in your financial statements.

Our Response:

Please see the revised financial statements.

Initial revenue from the periods presented in our financial statements do not reflect revenue for title insurance but, rather, uninsured title search products with no warranties. As such title claims expense and related liabilities are not applicable. When Title Direct is licensed the New Hampshire Insurance Department will oversee and direct our maintenance of appropriate surplus reserves and IBNR (incurred but not reported) financial reserves.

Your Comment #31 – Note 2: Summary of Significant Account Policies, page F-8

Revise your disclosure to discuss your consideration and conclusion with regard Paragraph (a)(3) of Part F/S of the Form 1-A General Instructions.

Our Response:

Please see Note 6 to the financial statements.

Your Comment #32 – Notes to the Financial Statements, Note: 4 Related Party Transactions, page F-10

In regards to the advance in the amount of $200,000, please revise to clearly identify the related parties to whom the advance is due and the respective balances of each party comprising the total.

Our Response:

Please see Note 4 to the financial statements.

Your Comment #33 - Exhibits

Please file your material contracts as exhibits to the offering statement and describe their material terms or advise why you are not required to do so. In this regard, we note your references to the following agreements:

•	Employment agreement with your president on page 5; and
•	Definitive agreement to purchase Gulf Coast Title Insurance Company on page F-11.

Our Response:

There is no written employment agreement with Mr. McLaughlin, the President. The disclosure has been revised accordingly.

The definitive agreement to purchase Gulf Coast has been added as an Exhibit, and a summary of the contract added.

Your Comment #34 – Exhibits

Please have counsel revise the legality opinion to opine that the shares are “fully paid.”

Our Response:

That statement is appropriate for corporations, but not for a limited liability company. The language of the opinion fully addresses the substantive issue.

Your Comment #35 - General

Please file a consent from your auditor pursuant to Item 17.11 of Part III of the Form 1-A General Instructions.

Our Response:

We have filed the auditor’s consent.

Your Comment #36 - General

We note that throughout the offering statement you have the following websites listed as your websites: (1) www.AHPTitle.com, (2) www.AHPFund.com, (3) www.AHPServicing.com. We note that the first website is not a functioning website and the second website is for a company that has been in business for ten years. Please explain to us and revise your disclosure to clarify what website address describes the business of AHP Title Holdings LLC, the offering entity.

Our Response:

We have revised the disclosure to refer only to www.AHPTitle.com.

Your Comment #37 - General

Please add a dilution section or advise. Refer to Item 4 of Form 1-A.

Our Response:

Item 4 of Form 1-A requires disclosure “Where there is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past year, or that they have a right to acquire.” That is not the situation here. If officers, directors, or other insiders decide to buy Series A Preferred Stock, they will pay the same price as outside investors.

Your Comment #38 - General

Please revise the cover page to add the page number where your risk factors section begins. Refer to Item 1(h) of Form 1-A.

Our Response:

We have added a page reference. However, as you know, page references can be “broken” through the EDGAR process.

Your Comment #39 - General

We note that you refer to AHP Servicing LLC as your “affiliate.” Please explain what is the affiliation between you and this company. In addition, we note your disclosure on page 17 that all of your key positions listed are filled by employees of AHP Servicing, and that all resolution manager report directly to Jorge Newbery, your CEO. Please revise to clarify why employees of another company report to your CEO.

Our Response:

As noted above, an organizational chart has been added, showing all the relationships.

Jorge Newbery is the founder and CEO of all the American Homeowner Preservation companies. Hence, all employees of all the affiliates ultimately report to Mr. Newbery.

Your Comment #40 - General

We note your reference to the waiver of the trial by jury on page 9. Please revise your disclosure to:

•	Describe the jury waiver provision;
•	Clarify whether the provision applies to purchasers in secondary transaction; and
•	Include a new risk fact in the risk factor section of the offering statement discussing the material risks to investor related to the provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.

Our Response:

The disclosures have been added.

*****

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours, Lex Nova Law, LLC /s/ Mark Roderick Markley S. Roderick

MSR/jae

Enclosure

cc:     Jorge Newbery (w/o encl.)